Exhibit 10.37
SEPARATION AGREEMENT AND GENERAL RELEASE
     This Separation Agreement and General Release (“Separation Agreement”) is made by and between Asset Capital Corporation, Inc., a Maryland Corporation (the “Company”), and Barry E. Johnson, (the “Executive”). The Company and the Executive may be referred to collectively herein from time to time as “the Parties.”
     WHEREAS, Executive has been employed by the Company pursuant to an Employment Agreement executed on June 30, 2005 (“Employment Agreement”); and
     WHEREAS, Executive has informed the Company that he wishes to resign and pursue other career opportunities; and
     WHEREAS, the Company wishes to demonstrate its appreciation for Executive’s dedicated service; and
     WHEREAS, the Parties have agreed to treat Executive’s resignation as a resignation of Executive’s employment without Good Reason as provided in Section 5.2(a) of Executive’s Employment Agreement, provided that the Parties desire to modify certain terms, conditions, benefits and/or obligations of Executive’s Employment Agreement as set forth herein;
     NOW, THEREFORE, in consideration of the mutual covenants and agreements herein contained, the Parties agree as follows:
1.	Effective Date of Agreement. This Separation Agreement shall become effective and enforceable (“Effective Date”) on the date it is executed. Once effective, all of the terms, conditions, benefits and restrictions of this Settlement Agreement shall be fully enforceable and binding on the Parties.
2.	Termination of Employment.
a.	Executive hereby resigns his employment and any positions he holds with the Company and its subsidiaries and affiliates, including but not limited to his positions as Chief Financial Officer, Treasurer and Secretary of the Company, as of November 30, 2005 (the “Date of Termination”). Executive will perform his duties and responsibilities in good faith and shall assist the

Company in transitioning the Executive’s duties and responsibilities as directed by the Company through the Date of Termination; provided, however, that the Executive shall not be required to come in to the office after November 23, 2005. After the Date of Termination, the Executive shall have no further duties or responsibilities to be performed for the Company or any of its subsidiaries or affiliates and shall have no authority to act or endeavor to act on behalf of the Company or any of its subsidiaries or affiliates for any reason.
b.	Executive will not receive any compensation or benefits from the Company after the Date of Termination, except as hereinafter provided in this Separation Agreement. Executive acknowledges and understands that some of these benefits are not routinely provided, that they exceed those provided under existing policies, and that they exceed those to which he is or otherwise would be entitled for a resignation of his employment without Good Reason, and that they are given in consideration of his release and waiver of any claim that he may have against the Company in connection with his employment and termination of employment, as well as Executive’s other agreements as set forth herein.
3.	Consideration to Executive. The Company shall provide Executive the following:
a.	The Company shall continue to provide Executive his salary and regular benefits as set forth in his Employment Agreement until the Date of Termination.

b.	The Company shall pay to Executive on January 15, 2006, the amount of $131,250.00 (One Hundred Thirty-One Thousand, Two Hundred Fifty Dollars), said amount representing 7 (Seven) Months of his current Base Salary as defined in Section 3.1 of Executive’s Employment Agreement.

c.	Following the Date of Termination, the Company shall pay to Executive the amount of $18,750.00 (Eighteen Thousand Seven Hundred Fifty Dollars) per month, said amount representing One Month of his current Base Salary as defined in Section 3.1 of Executive’s Employment Agreement. The

Company shall remit its first monthly payment to Executive on December 15, 2005, and shall thereafter make such monthly payment to Executive on the 15th day of each month. The Company’s obligation under this section shall expire upon the first to occur of either: (1) the Company’s remittance of its 7th (Seventh) monthly payment to Executive, or (2) Executive’s commencement of any new employment. Executive agrees to promptly notify the Company upon obtaining any new employment. Executive further agrees that, should he fail to notify the Company of his new employment and collect any payment from the Company under this section after having commenced such new employment, the Company shall be entitled to a reimbursement from Executive of any amount that it paid to Executive after the expiration of its obligation under this section.

d.	The Company shall pay the full cost for Executive to participate in the health insurance plans (including group medical, dental and vision benefits) in which Executive was enrolled immediately prior to the Date of Termination. The Company’s obligation under this section shall expire upon the first to occur of either: (1) June 30, 2006, or (2) Executive’s commencing any new employment; provided, however, that the Executive shall have the right at his cost to continue to participate in the Company’s group medical benefits program for up to 18 months following the Date of Termination as provided by COBRA. Executive agrees to promptly notify the Company upon obtaining any new employment. Executive further agrees that, should he fail to notify the Company of his new employment and collect any payment from the Company under this section after having commenced such new employment, the Company shall be entitled to a reimbursement from Executive of any amount that it paid to Executive after the expiration of its obligation under this section.

e.	For so long as the Company is making monthly payments to the Executive pursuant to Section 3(c) of this Separation Agreement, the Executive shall be covered by the Company’s long-term disability insurance policy. The Executive shall be responsible for the premiums associated with his coverage under this policy, which shall be deducted by the Company from the monthly payments made by the Company to the Executive pursuant to Section 3(c).
f.	The Company agrees to carry Directors and Officers insurance coverage on Executive for a period of Twenty-Four (24) months from the Date of Termination for his acts and omissions while an officer and director of the Company on a basis no less favorable to him than the coverage provided to current officers and directors.

g.	The Company agrees to reimburse Executive for any amounts otherwise due to him under Sections 3.5 and 3.9 of his Employment Agreement as well as for business expenses incurred through the Date of Termination in accordance with Section 3.9 of the Employment Agreement.

h.	The Company agrees that all restricted stock awards and LTIP awards previously granted by the Company to Executive and that have vested pursuant to the terms of Executive’s Employment Agreement shall be retained by Executive. These amounts are as follows: 3,610 restricted shares of the common stock of the Company and 640 LTIP units previously awarded to the Executive under the Company’s Long-Term Incentive Plan. At any time up to and including June 30, 2006, Executive shall have the right to sell all or any portion of (a) such vested shares of restricted common stock and LTIP units and/or (b) 2,941 shares of common stock purchased directly by the Executive back to the Company at a price of $8.50 per share/unit by providing the Company with a written notice of intent to sell specifying the number of shares of common stock and/or LTIP units he desires to sell, and the Company agrees to repurchase any such shares of common stock or LTIP units within ten (10) days after receipt of any such written request by Executive. Executive agrees that he shall forfeit all unvested equity in any and all stock, restricted stock awards, LTIP units and any other equity awards actually granted by the Company to Executive.

4.	Company’s Waiver of Non-Competition Provisions of Executive’s Employment Agreement.
The Company hereby releases Executive from the non-competition covenant in Section 6.1(a) of Executive’s Employment Agreement.
5.	Waiver, Release of Claims, and Covenant Not to Sue.
a.	Executive, for himself, his agents, personal representatives, heirs and assigns, hereby unconditionally releases and forever discharges the Company and all of its affiliated entities and subsidiaries, as well as their respective officers, directors, partners, owners, employees, agents, representatives, predecessors and successors, whether in their individual and representative capacities (collectively “Released Parties”) from all liability for any acts, occurrences or omissions arising out of or connected in any way with Executive’s employment, prospective employment, or termination of employment by the Company and any of its affiliates or subsidiaries, both as to matters now known and those discovered hereafter. The foregoing includes, but is not limited to, any and all claims for monetary relief, injunctive relief, back pay, fringe benefits, attorney fees, costs, and employment or reinstatement, that could have been raised under common law, including wrongful discharge, breach of any contractual rights, both express or implied, breach of any covenant of good faith and fair dealing, both express or implied, any tort, any claim of invasion of privacy, any legal restrictions on the Released Parties’ rights to terminate employees, and any federal, state, or other governmental statute, regulation, ordinance, or directive, specifically including but not limited to, Title VII of the Civil Rights Act of 1964, the Americans with Disabilities Act, the Family and Medical Leave Act, the Fair Labor Standards Act, the Employee Retirement Income Security Act, the Securities Act of 1933, the Securities Exchange Act of 1934, and state securities laws. Executive covenants not to sue the Released Parties with respect to any of the released claims or potential claims described above. The foregoing release does not waive or infringe (i) Executive’s right to receive retirement benefits to the extent he is eligible for such benefits pursuant to the terms of any applicable retirement or pension program; (ii) any rights to vested stock described in Section 3(g) hereof, and (iii) any indemnification rights under this Separation Agreement, that certain Indemnification Agreement by and between the Company and the Executive dated as of November 11, 2005, and the Company’s charter and by-laws.
b.	The Company hereby unconditionally releases and forever discharges Executive from all liability for any acts, occurrences or omissions arising out of or connected in any way with Executive’s employment, prospective employment, or termination of employment by, or services as a member of the Board of Directors of, the Company and any of its affiliates or subsidiaries, both as to matters now known and those discovered hereafter, except to the extent the Company determines in good faith that the Executive has engaged in any fraudulent or criminal conduct. The Company covenants not to sue the Executive with respect to any of the released claims or potential claims described above.
c.	The Parties expressly understand and agree that the waivers, releases and covenants not to sue set forth in clauses (a) and (b) above do not preclude either Party from acting to enforce the terms, conditions, rights, obligations and requirements of this Separation Agreement as provided herein.
6.	Nondisclosure of Confidential Information. The Executive shall hold in a fiduciary capacity for the benefit of the Company all secret or Confidential Information, knowledge or data relating to the Company or any of its affiliated companies, and their respective businesses, which shall have been obtained by the Executive during the Executive’s employment by the Company or any of its affiliated companies, except for secret or Confidential Information, knowledge or data which becomes public knowledge (other than as a result of any act by the Executive or any representatives of the Executive in violation of this Separation Agreement). Executive shall not, without the prior written consent of the Company or as may otherwise be required by law or legal process, communicate or divulge any such information, knowledge or data to anyone other than the Company and those designated by it. The agreement made in this section 6 shall be in addition to, and not in limitation or derogation of, any obligations otherwise imposed by law upon the Executive in respect of confidential information of the Company. “Confidential Information,” as used in this Separation Agreement, means any and all confidential information (whether recorded in documentary form or by electronic or other means) relating to the business methods, corporate plans, business plans, strategic plans, employee information (including compensation, qualifications, and utilization), management systems, finances, existing or developing business opportunities, processes under development, potential product applications, or research and development projects of the Company, or relating to the marketing or sales of any past, present or future product or service of the Company including, without limitation, sales techniques, price lists, discount structures, advertising and promotional material, the names, addresses, telephone numbers and contact names of customers and potential customers of and suppliers and potential suppliers to the Company, the nature of their business operations, their requirements for any product or service sold to or purchased by the Company and all confidential aspects of their business relationship with the Company and any trade secrets, secret formulae, processes, inventions, designs, know-how, discoveries, and technical information relating to any past, present or future product or service of the Company. Confidential Information also includes any other information to which the Company attaches an equivalent level of confidentiality or in respect of which it owes an obligation of confidentiality to any third party, knowledge of which Executive acquired at any time during his employment by the Company or any of its affiliated companies and which is not readily ascertainable to persons not connected with the Company either at all or without significant expenditure of labor, skill or money. The nondisclosure obligation set forth in this Paragraph is in addition to Executive’s fiduciary, statutory and other common law duties to maintain the confidentiality of the Company’s Confidential Information and, to the extent not otherwise provided herein, the Company’s trade secrets.
7.	Non-Solicitation. Executive agrees that, for a period of One Year following the Date of Termination,
a.	Executive shall not, without the Company’s prior written consent, directly or indirectly, knowingly (i) solicit or encourage to leave the employment or other service of the Company, or any of its affiliates, any employee or independent contractor thereof or (ii) hire (on behalf of Executive or any other person or entity) any employee who has left the employment of the Company or any of its affiliates within the one-year period which follows Executive’s Date of Termination, and
b.	Executive will not, whether for his own account or for the account of any other person, firm, corporation or other business organization, intentionally interfere with the Company’s or any of its affiliates’ relationship with any person who, during the term of Executive’s employment with the Company, is or was a customer or client of the Company or any of its affiliates.
8.	Acknowledgement of Enforceability of Covenants. It is agreed by the Parties that the covenants contained in Sections 6 and 7 impose a fair and reasonable restraint on Executive in light of the activities and business of the Company on the date of the execution of this Separation Agreement and the current plans of the Company; but it is also the intent of the Company and Executive that such covenants be construed and enforced in accordance with the changing activities, business and locations of the Company and its affiliates throughout the term of these covenants. Executive also acknowledges that this restraint will not prevent him from earning a living in his chosen field of work.
a.	In the event any court of competent jurisdiction shall determine that the scope, time or other restrictions set forth herein are unreasonable, then it is the intention of the Parties that such restrictions be enforced to the fullest extent that such court deems reasonable, and the Agreement shall thereby be reformed to reflect the same.
b.	It is specifically agreed that the duration of the period during which the agreements and covenants of Executive made in Sections 6 and 7 shall be effective shall be computed by excluding from such computation any time during which Executive is in violation of any provision of Sections 6 and 7.
c.	Notwithstanding any of the foregoing, if any applicable law, judicial ruling or order shall reduce the time period during which Executive shall be prohibited from engaging in any competitive activity described in Sections 6 and 7 hereof, the period of time for which Executive shall be prohibited pursuant to Sections 6 and 7 hereof shall be the maximum time permitted by law.
9.	Consultation in Advance of Action. Before Executive engages in any action which may reasonably be construed as a violation of this Separation Agreement, or as to which Executive believes the application of the Separation Agreement is not clear, specifically including the provisions of Sections 6 and 7 above, Executive agrees to contact and confer with the Chairman of the Audit Committee of the Company’s Board of Directors, or his designee, regarding Executive’s intended action, to make a good faith effort to avoid a violation, and to discuss the availability of alternative courses of action that would not result in a violation. Both Parties agree to engage in such discussions in good faith.
10.	Injunctive and Contractual Relief. Executive understands and agrees that the covenants contained in Sections 6 and 7 are special, unique and of an extraordinary character. Because of the difficulty of measuring economic losses to the Company as a result of a breach of the foregoing covenants, and because of the immediate and irreparable damage that could be caused to the Company for which it would have no other adequate remedy, in the event of any default, breach or threatened breach of these Sections by Executive, the Company shall be entitled to institute and prosecute proceedings as provided for in Section 14, and shall be entitled specifically to injunctive relief and to such other and further relief as may be available to the Company at law and/or in equity. Executive hereby waives any right to require the posting of a bond in the event the Company seeks injunctive and/or other equitable relief to enforce this Separation Agreement. The rights, obligations and remedies provided in this section and in Section 14 shall be in addition to, and not in lieu of, any rights, obligations and/or remedies imposed by applicable law under statutes enforcing the protection of trade secrets and other proprietary information.
11.	Severability. The Parties understand and agree that every Section, and each subpart, sub-paragraph or provision therein, of this Separation Agreement is separable, severable and divisible from the rest of the Separation Agreement. If any Section, subpart, sub-paragraph or provision herein is ruled invalid, illegal, unenforceable or void by any arbitrator, regulatory agency or court of competent jurisdiction, the Parties understand and agree that the remainder of this Separation Agreement shall continue to be enforceable to the fullest extent permitted by law.
12.	Choice of Governing Law. The Parties understand and agree that the validity, interpretation, construction and performance of this Separation Agreement, as well as the rights of the Parties under this Separation Agreement, shall be governed in accordance with the laws of the State of Maryland, without regard to its conflicts of law principles.
13.	Full Integration. This Separation Agreement constitutes the entire agreement between the parties regarding the resignation of Executive’s employment with the Company. It fully supercedes any and all prior oral or written representations, communications or agreements between the parties pertaining to its subject matter, including the term letter signed by the President of the Company and dated and delivered to Executive on November 11, 2005. The Parties understand and agree that by executing this Separation Agreement, the Parties mutually and voluntarily release one another from each and every of their respective rights and obligations under the Employment Agreement to the extent said rights and obligations are not specifically referenced herein. The Parties also understand and agree that, to the extent any term, right, benefit or obligation as set forth the in Executive’s Employment Agreement is inconsistent with, or conflicts in any way with any term, right, benefit or obligation as set forth in this Separation Agreement, the term, right, benefit or obligation as set forth in this Separation Agreement shall be controlling and shall supercede Executive’s Employment Agreement. The Parties further acknowledge that no written or oral representations inconsistent with or additional to the terms and conditions of this Separation Agreement have been made or reached. Except as provided herein, the parties further agree that no modification, amendment or waiver of any of the provisions of this Separation Agreement shall be effective unless made in writing, specifically referring to this Separation Agreement, and signed by Executive and the Company.
14.	Disputes. The Company shall be entitled to seek any and all relief to which it is entitled in any court of competent jurisdiction with respect to any violation or threatened violation by Executive of the provisions of Sections 6 and 7 of this Separation Agreement. Except as otherwise set forth in Section 10 above, in the event a Party institutes any proceeding to enforce his or its legal rights under, or to recover damages for breach by the other Party of, this Separation Agreement, the prevailing Party shall be entitled to recover from the other Party any actual expenses for attorney’s fees and disbursements incurred by such prevailing Party.
15.	No Waiver. The Parties acknowledge and agree that the failure to enforce at any time any of the provisions of this Separation Agreement or to require at any time performance by any party of any of the provisions hereto shall in no way be construed as a waiver of such provision or effect the validity of this Separation Agreement or any part thereof, or the right of each party thereafter to enforce each and every provision in accordance with the terms of this Separation Agreement.
16.	Assignability. This Separation Agreement is not assignable by Executive but is assignable by the Company. This Separation Agreement shall be binding upon and inure to the benefit of the Company and its successors and assigns.
17.	Non-Disclosure of Agreement. The Parties agree to keep any and all matters relating to this Separation Agreement, including its existence, terms and the negotiations and circumstances which led to this Separation Agreement, confidential such that they will not disclose such matters to any person or entity at any time; provided that the Company may disclose such matters to any of its officers, directors, partners, owners, agents, auditors, representatives and employees, to the extent such disclosure is reasonably necessary to effectuate the terms and conditions of this Separation Agreement or as required by law, and the Executive may disclose this Separation Agreement to his counsel. Notwithstanding the foregoing, the Executive understands and agrees that the Company may be required under the federal securities laws to disclose the material terms of this Separation Agreement in filings the Company makes with the Securities and Exchange Commission. To the extent the Company determines to make any such disclosure, the Company agrees to provide the Executive with a reasonable opportunity to review and comment in advance upon such disclosure and the Company agrees to consider in good faith any comments the Executive may have with respect to such disclosure; provided, however, the Company shall have the right to reject any such comments if the Company determines, upon the advice of its counsel, that making any revisions to the disclosure requested by the Executive would not be in the best interests of the Company.

18.	Non-Disparagement. The Parties agree that they will not take any action or make any comment which impugns, defames, disparages, criticizes, negatively characterizes or casts in an unfavorable light, the other. Executive’s obligation under this Paragraph shall apply to the Company and to the Released Parties, including their officers, directors, management, employees, agents, policies, practices, processes, or products. Executive agrees not to voluntarily provide assistance or information to any person or entity pursuing any claim, charge or complaint against the Company, except that nothing herein shall be interpreted to limit Executive’s right to confer with counsel or to provide truthful testimony pursuant to subpoena or notice of deposition or as otherwise required by law.
19.	Counterparts. This Separation Agreement may be executed in counterparts, each of which shall be deemed an original for all purposes.

Both Parties have read this Separation Agreement, understand and agree to its terms and enter into it voluntarily. By signing below, Executive acknowledges that he is receiving a signed copy of this Separation Agreement.
IN WITNESS WHEREOF, the parties hereto have caused this Separation Agreement to be signed as of the day and year first below written.

Asset Capital Corporation, Inc.

Date:	11/15/05	/s/ William LeBlanc By: William B. LeBlanc, III
Title: President

Date:	11/15/05	/s/ Barry E. Johnson

Barry E. Johnson